

March 9, 2012

Via E-mail
Frederick W. McTaggart
Chief Executive Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Response dated March 5, 2012**
> **File No. 0-25248**

Dear Mr. McTaggart:

We have reviewed your response have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2. Accounting Policies, page 50

Goodwill and Intangible Assets, page 51

1. We note your response to our prior comment 2. We note your Step 1 goodwill test as of October 1, 2011 yielded an implied control premium of 47.3%, which appears high relative to the comparable control premiums you referenced in your response letter. Further, we note that your common share price and overall market capitalization have significantly declined over the past twelve months. As such, please provide us with your complete detailed goodwill impairment analysis and advise us what consideration is

being given to recognizing an impairment of goodwill in light of the extent and the duration of time since your market capitalization was below your carrying value.   Please ensure your response addresses how you weighted the methodologies you used, as well as the reasons for the weighting allocation, to estimate the fair value of your reporting units. Lastly, tell us if any changes were made to the assumptions and methodologies used in the October 1, 2011 impairment analysis of goodwill since your previous annual impairment analysis. We may have further substantial comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comment. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief